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Report of Independent Accountants

To the Trustees of The Victory Small Company Opportunity Fund

We have examined management's assertion about The Victory Small Company Opportunity Funds' (the "Fund") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1999, with respect to securities of the Fund:

    . Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Depository Trust Company, Federal Reserve Bank of Cleveland, Bank of New York or Morgan Stanley Trust Company;

    . Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

    . Reconciliation of all such securities to the books and records of the Fund and Key Trust Company of Ohio, N.A.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.


















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In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1999, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the trustees and management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.

                                           /s/PricewaterhouseCoopers LLP
                                           PricewaterhouseCoopers LLP

Columbus, Ohio
April 16, 1999
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            Management Statement Regarding Compliance With Certain
               Provisions of the Investment Company Act of 1940

We, as members of management of The Victory Small Company Opportunity Fund (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31, 1999. Based on this evaluation, we assert that the Fund was in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1999, with respect to securities reflected in the investment account of The Victory Small Company Opportunity Fund.


The Victory Small Company Opportunity Fund